

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2024

Greg Moran
Chief Executive Officer
Zoomcar Holdings, Inc.
Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

      Re: Zoomcar Holdings, Inc.
         Registration Statement on Form S-1
         Filed on February 5, 2024
         File No. 333-276859

Dear Greg Moran:

      We have conducted a limited review of your registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed on February 5, 2024

Prospectus Cover Page, page i

1. Please disclose the exercise price(s) of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

2. We note the significant number of redemptions of your common stock in connection with your business combination and your disclosure that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that a significant portion of the shares being registered for resale issuable to ACM Zoomcar

Convert LLC could be purchased by the selling securityholders for prices considerably below the current market price of the common stock. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

3. In light of the significant number of redemptions and the likelihood that the company will not receive significant proceeds from conversion of the ACM Zoomcar Convert LLC promissory note because of the disparity between the conversion price of the note and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

4. We note that the projected revenues for 2023 were $21.6 million, as set forth in the analysis of financial advisors and in connection with the evaluation of the Business Combination. We also note that your actual revenues for the year ended March 31, 2023 were $8.8 million. It appears that you will miss your 2023 revenue projection. Similarly, the financial analysis projected gross books for year end as 64,700 and the actual result was 33,160. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

General

5. Please revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, and the prices that ACM Zoomcar Convert LLC will pay upon the conversion of a promissory note, and the price that the public securityholders acquired their shares and warrants. Disclose that while ACM Zoomcar Convert LLC may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services